Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

April 28, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Jacob Sandoval

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III

Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-191925)

Dear Ms. Dobelbower and Mr. Sandoval:

On behalf of FS Investment Corporation III (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed during telephone conversations over the last few weeks regarding the Company’s Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-191925) and the prospectus included therein. For your convenience, a summary of the Staff’s comment is presented in bold, italicized text below, and is followed by the Company’s response.

Under the heading Offering Costs, the disclosure states that the Company will charge offering costs against capital in excess of par value. Please describe how this policy is in accordance with U.S. Generally Accepted Accounting Principles. Specifically, we point to the guidance under ASC 946-20-35-5 which states, “Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight-line basis when operations begin.”

The Company accepts the Staff’s comment and is changing its accounting policy for offering costs effective January 1, 2016 consistent with the guidance under ASC 946-20-35-5. The Company considers this change a change in accounting policy and represents that it has evaluated the change in accordance with ASC 250, Accounting Changes and Error Corrections, and, as a result of such evaluation, has determined that this change does not represent a material change in accounting policy.

Marianne Dobelbower, Esq. Jacob Sandoval April 28, 2016 Page 2

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The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephanie Hui

Laura Hatch

Christina DiAngelo Fettig

Tony Burak

Kristy Von Ohlen

      U.S. Securities and Exchange Commission

Stephen Sypherd

      FS Investment Corporation III